UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

     M. Mahmud Awan, Ph. D.                        Paul Bork, Esq.
     TechMan International Corporation             Hinckley, Allen & Snyder
     240 Sturbridge Road                           28 State Street
     Charlton City, Massachusetts 01506            Boston, Massachusetts  02109
     (508) 248-3211                                (617) 345-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 2, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X] (b) [ ]


3.   SEC Use Only



4.   Source of Funds: PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 138,378 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 138,378 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  138,378
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 10.8%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1.  Security and Issuer

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, Amendment No. 3 dated June 9, 1998, Amendment No. 4 dated June 15, 1998, and Amendment No. 5 dated June 19, 1998, in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraphs:

     "On June 12, 1998, the Issuer and individual Defendants (except Arnold McCalmont) answered the Complaint and counterclaimed against Mr. Phalon and Dr. Awan alleging breach of fiduciary duty, violation of Rule 13d-1, misappropriation and conversion. Arnold McCalmont answered and counterclaimed alleging breach of fiduciary duty and defamation. Mr. Phalon and Dr. Awan have replied and denied any liability under the counterclaims.

     On June 24, 1998, the Issuer purported to adopt a staggered scheme for its Board of Directors by classifying the Board into three classes. On June 29, 1998, Mr. Phalon and Dr. Awan filed a complaint for civil contempt in Massachusetts Superior Court, Middlesex County, against the Issuer and each of its directors (other than Mr. Phalon) in respect of their conduct in attempting to adopt a classified Board scheme on June 24, 1998, which the Purchasing Group believes to be invalid and in violation of the June 9, 1998 Order of the Superior Court. A copy of the civil contempt Complaint is filed herewith as
Exhibit 5 and is incorporated herein by reference. On June 26, 1998, the Issuer and its directors filed Motions for Clarification and Reconsideration of the Order of the Superior Court dated June 9, 1998. On July 2, 1998, a hearing was held before the Court with respect to the Motions for Clarification and Reconsideration. The Court has not yet ruled on the motions or scheduled a hearing on the civil contempt Complaint."

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

                              Schedule of Exhibits

Exhibit 1 Group Agreement dated April 3, 1998 among M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (previously filed).

Exhibit 2 Verified Complaint filed May 22, 1998 commencing the litigation in the Massachusetts Superior Court, Middlesex County, entitled Philip A. Phalon, and M. Mahmud Awan v. Technical Communications Corporation, Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake and Thomas B. Peoples, Civil Action No. 98-2553 ("Phalon v. TCC") (previously filed).

Exhibit 3 Memorandum of Decision and Order dated June 9, 1998 in Phalon v. TCC (previously filed).

Exhibit 4 Order dated June 18, 1998 of the Massachusetts Appeals Court, No. 98-J-436, denying Issuer's Appeal of Memorandum of Decision and Order in Phalon v. TCC (previously filed).

Exhibit 5 Complaint for Civil Contempt dated June 29, 1998, in the Massachusetts Superior Court, Middlesex County, entitled Philip A. Phalon, and M. Mahmud Awan v. Technical Communications Corporation, Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake and Thomas B. Peoples, Civil Action No. 98-2553, attached hereto and incorporated herein.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 6, 1998                          /s/      *
                                             __________________________________
                                             M. Mahmud Awan




                                             /s/ Philip A. Phalon
                                             __________________________________
                                             Philip A. Phalon



                                             /s/      *
                                             __________________________________
                                             Robert B. Bregman



                                             /s/      *
                                             __________________________________
                                             William C. Martindale, Jr.


       */s/ Philip A. Phalon
       __________________________________
       Philip A. Phalon
       Attorney - in - Fact

                                                                       Exhibit 5

                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                         Superior Court
                                                       Civil Action No. 98-2553

____________________________________________
                                            )
PHILIP A. PHALON, and                       )
M. MAHMUD AWAN,                             )
                                            )
         Plaintiffs,                        )
                                            )
v.                                          )
                                            )
TECHNICAL COMMUNICATIONS                    )
CORPORATION, ARNOLD MCCALMONT,              )
HERBERT A. LERNER, ROBERT T.                )
LESSARD CARL H. GUILD,                      )
MITCHELL B. BRISKIN, DONALD                 )
LAKE, and THOMAS B. PEOPLES,                )
                                            )
         Defendants.                        )
____________________________________________)

                          COMPLAINT FOR CIVIL CONTEMPT
               (EMERGENCY ACTION BEFORE JUSTICE QUINLAN REQUESTED)

                                 I. INTRODUCTION

     1. Pursuant to Mass. R. Civ. Proc. 65.3, the Plaintiffs, Philip A. Phalon and M. Mahmud Awan ("Plaintiffs") bring this Complaint for Civil Contempt for enforcement of the Temporary Injunction (the "Injunction"), entered in this action against the Defendants, on June 10, 1998 by Judge Quinlan. The Injunction enjoined the Defendants "from implementing the votes taken at the meeting [of the Board of Directors of Technical Communications Corporation ("TCC")] held on April 30, 1998, adopting the provisions of G.L. c. 156B, ss.50A and restructuring the terms of the Board of Directors to staggered terms".1 The unambiguous terms of the Injunction notwithstanding, the Defendants, on June 24, 1998, deliberately and intentionally convened a special meeting of the Board of Directors of TCC (the "Special Meeting"), and voted to amend TCC's By-Laws and adopt the provisions of Chapter 156B, ss.50A, thereby staggering the terms of TCC's Board of Directors.2 These actions taken by the Defendants unambiguously violated the terms of the Injunction, and constitute civil contempt. Prior to June 24, 1998, the Defendants had acted in contempt of the rights of TCC's stockholders and recognized principals of corporate democracy. Now they are in contempt of this Court as well.

     2. As set forth more fully herein,  the  Plaintiffs  request that the Court
(a) enforce its Injunction; (b) sanction the Defendants;(c) incarcerate the Defendants Guild, Briskin, Lake and Peoples until TCC's Annual Stockholders Meeting, currently scheduled for July 17, 1998 has taken place; and (d) award the Plaintiffs' their costs.

                                   II. PARTIES

     3. The  Plaintiff-in-Civil-Contempt,  Philip A.  Phalon,  is an  individual
whose   business   address  is  40  Salem  Street,   Lynnfield,   Essex  County,
Massachusetts.

     4. The Plaintiff-in-Civil-Contempt, M. Mahmud Awan, is an individual whose business address is 240 Sturbridge Road, Charlton City, Worcester County, Massachusetts.

     5. The Defendant-in-Civil-Contempt, Technical Communications Corporation, is a Massachusetts Corporation with a principal place of business at 100 Domino Drive, Concord, Middlesex County, Massachusetts.

     6.  The  Defendant-in-Civil-Contempt,   Arnold  McCalmont,  whose  business
address is 100 Domino Drive, Concord, Middlesex County, Massachusetts, is a Director and Stockholder of TCC.

     7. The Defendant-in-Civil-Contempt, Herbert A. Lerner, whose business address is 100 Domino Drive, Concord, Middlesex County, Massachusetts, is a Director, Chief Financial Officer, the Treasurer and a Stockholder of TCC.

     8. The Defendant-in-Civil-Contempt, Robert T. Lessard, whose business address is 100 Domino Drive, Concord, Middlesex County, Massachusetts, is a Director of TCC.

     9. The Defendant-in-Civil-Contempt, Carl H. Guild, whose business address is 100 Domino Drive, Concord, Middlesex County, Massachusetts, is a Director, Chairman of the Board and Chief Executive Officer of TCC.

     10. The Defendant-in-Civil-Contempt, Mitchell B. Briskin, whose business address is 100 Domino Drive, Concord, Middlesex County, Massachusetts, is a Director of TCC.

     11. The Defendant-in-Civil-Contempt, Donald Lake, whose business address is 100 Domino Drive, Concord, Middlesex County, Massachusetts, is a Director of TCC.

     12. The Defendant-in-Civil-Contempt, Thomas E. Peoples, whose business address is 100 Domino Drive, Concord, Middlesex County, Massachusetts, is a Director of TCC.

                                   III. FACTS

     13. In this action, the Plaintiffs sought injunctive relief to put an end to the unlawful conduct of the Defendants in (1) breaching their fiduciary duties to the Stockholders of the Defendant, Technical Communications Corporation, by engaging in self-dealing transactions; (2) engaging in a cover up of wrongful and possibly fraudulent or criminal conduct of certain of TCC's officers and directors; (3) intentionally obstructing the Plaintiff's efforts to communicate with other TCC stockholders regarding the affairs of TCC; and (4) illegally acting to entrench themselves in TCC's Board of Directors.

     14. On May 22, 1998, the Plaintiffs filed the Verified Complaint, and a Motion for Preliminary Injunction and supporting papers. The Plaintiffs sought, inter alia, an Order rescinding, invalidating or otherwise enjoining certain actions taken by the Defendants, McCalmont, Guild, Lessard and Lerner (the "McCalmont Group"), a majority of TCC's Board of Directors at a meeting held on April 30, 1998 (the "April 30th Meeting").3

     15. Following a hearing on the Plaintiffs' motion for Preliminary Injunction, the Superior Court, Quinlan, J., issued a Memorandum of Decision and Order (the "Memorandum of Decision"), finding that "[F]aced with a dissenting director and rumblings of a shareholder proxy challenge, the majority of the board sought refuge in a staggered board on April [30], 1998. The context compromises the validity of the vote ... That context does not disappear because the statute authorized the votes taken." (Memo. of Dec. at 10.) Judge Quinlan further found that "[T]he Plaintiffs have demonstrated a reasonable likelihood of success on their claim that the By-Law change voted on April [30], 1998 was a `manipulative device' designed to prevent a meaningful proxy contest by dissenting shareholders in willful disregard of the rights of other shareholders." Id. at 11-12.4

     16. On June 10, 1998, an Injunction issued, enjoining the Defendants from implementing the votes taken at the April 30th meeting adopting the provisions of Chapter 156B, ss.50A and prohibiting the Defendants from restructuring the terms of the Board of Directors to staggered terms.5

     17. On June 12, 1998, Defendants, TCC, Guild, Lerner, Lake and Peoples, appealed Judge Quinlan's ruling enjoining them from adopting the provisions of M.G.L. c. 156B, ss.50A, to the Single Justice of the Massachusetts Appeals Court.6 The Plaintiffs opposed this Petition, and following oral argument,
Justice Perretta of the Massachusetts Appeals Court upheld Judge Quinlan's issuance of the Injunction.7 Justice Perretta found that the Injunction "was granted on the basis of a showing of circumstances which give rise to serious question concerning the validity of the vote by which the petitioners [Defendants] sought to bring themselves within the provisions of ss.50A(a)." Exh. D.

     18. On June 22, 1998, TCC forwarded to Phalon, a self-styled Notice of Special Meeting of the Board of Directors (the "Notice"), scheduling a Special Meeting of the Board of Directors for Wednesday, June 24, 1998 at 5:30 p.m. for the following purposes: (1) "to consider the company's status pursuant to G.L.
c. 156B & ss.50A, and any other actions necessary in relation to such statute. For purposes of this meeting the following Directors will abstain from any vote; Carl Guild, Herbert Lerner, Robert Lessard, Arnold McCalmont; and (2) to transact any other business as may properly come before the meeting or any adjournments thereof"(the "Special Meeting")8.

     19. At the Special Meeting, the Defendants, once again and in arrogant disregard of Judge Quinlan's Order and Injunction, voted to amend TCC's By-Laws to opt in to the provisions of Chapter 156B ss. 50A, render TCC subject to those provisions, and to thereby create staggered terms for its Board of Directors.9 The Defendants also voted to create three classes of directors, eligible for election at two year intervals, and to designate TCC's incumbent directors into each class. The resolutions proposed and passed at the Special Meeting were identical in all respects to the resolutions proposed and votes taken relative to the provisions of Chapter 156B ss. 50A at the April 30th Meeting.10

                             IV. CLAIMS FOR CONTEMPT

     A. The Defendants' Conduct on June 24, 1998 Violates the Express Terms of Judge Quinlan's Order and Injunction.

     20. Judge Quinlan's Order and the Injunction are clear and unequivocal. They prohibited the Defendants "from implementing the votes taken at the April 30th Meeting adopting the provisions of G.L. c. 156B ss.50A and restructuring the terms of the Board of Directors to staggered terms". (emphasis supplied)

     21. Massachusetts courts will uphold a finding of civil contempt even where the court order, "although subject to some legal interpretation, has nonetheless placed the party bound by the order on notice that certain actions could constitute the basis for contempt." Demoulas v.Demoulas Super Markets, Inc., 424 Mass. 501, 567 (1997).

     22. When a corporation is charged with civil contempt because of the acts of its representatives, it is not necessary to show willful disobedience or intention to violate the order. United Factory Outlet, Inc. v. Jay's Stores, Inc., 361 Mass. 35, 37 (1972). It is enough to establish that persons acting for the corporation were responsible for acts or inaction which in fact constituted a violation. Id.

     23. It is patently clear that the Defendants, by convening the Special Meeting and voting to do exactly what they did at the April 30th Meeting - to subject TCC to the provisions of Chapter 156B ss. 50A, stagger the terms of TCC's Board, divide the Board into three classes of directors, and appoint the same individuals into the same director classes as they did on April 30th deliberately and intentionally violated Judge Quinlan's clear and unequivocal order. Not only does the Injunction prohibit the implementation of the votes taken at the April 30th Meeting, but it also prohibits the restructuring of the terms of TCC's Board to staggered terms.

     24. The Board's prior attempt to adopt the identical resolutions was clearly rejected by Judge Quinlan because of the context in which those actions were taken. That context did not disappear at the Special Meeting. On the contrary, the circumstances in which the Special Meeting occurred, in contravention of both the letter and spirit of the Injunction, with improper notice, no quorum present, and the proffer and acceptance of resolutions identical to those voted on at the April 30th Meeting - even after Phalon informed the Board that he believed those actions if taken would constitute contempt - can lead only to the conclusion that the actions taken at the Special Meeting were motivated and designed by the Defendants to accomplish the identical purpose which the Court has already enjoined, and that the Defendants deliberately intended to take action violative of the Injunction.

     25. A claim that the Defendants' did not intend to violate the Injunction is of no avail, because "[T]he absence of willfulness does not relieve from civil contempt ... Since the purpose (of civil contempt) is remedial, it matters not with what intent the defendant did the prohibited act." Id. at 37.

     26. Nor should the Defendants be permitted to play semantics with this Court, or to shelter in a hyper technical interpretation of the Injunction which strips from the language its plain meaning. An interpretation that the Injunction prohibited merely the implementation of the votes taken at the April 30th Meeting, but not the implementation of the an identical vote taken 14 days after the Injunction issued is sophistry which should be disregarded by this Court. It is well settled that "[C]ourts will not permit defendants to evade responsibility for violating an injunction, by doing through subterfuge a thing which is not in terms a violation, yet produces the same effect by accomplishing substantially that which they were enjoined from doing." Stodder v. Rosen Talking Mach. Co., 241 Mass. 60, 68 (1923); Judge Rotenberg Education Center, Inc. v. Commn'r of the Dept. of Mental Retardation, 424 Mass. 430, 449-450
(1997)("To allow such behavior would undermine the efficacy of court decrees and allow anyone to flout the judicial branch").

     27. As Judge Quinlan's Memorandum of Decision makes clear, the Plaintiffs have established a substantial likelihood of success on the merits as the their claims that the Defendants, including Messrs. Briskin, Lake, and Peoples, have invoked Chapter 156B ss.50A to shelter their own wrongdoing, and for the purpose of rendering a meaningful proxy contest impossible. The Court specifically found that the Defendants have attempted to use facially legal corporate mechanisms to accomplish illegal purposes, and acted to specifically enjoin them from doing so in connection with staggering TCC's Board of Directors and TCC's Annual Meeting of Stockholders scheduled for July 17, 1998.

     28. Nor should the court consider any belated requests by the Defendants for clarification. It is the law in this state that "[W]here an injunction is in effect, the party bound by the order is responsible for ascertaining whether any proposed actions are among the proscribed activities. It is not the plaintiff's obligation to police the decree, but the defendant's obligation to make certain he does not violate it. Thus if the defendant saw the decree as ambiguous on the point in question, he could have sought clarification from the court before he engaged in the questionable conduct." Demoulas, 424 Mass. 501, 569
(1997)(emphasis supplied).

     B.   Notice of the Special Meeting was Improper.

     29. TCC's By-Laws require that a Special Meeting of the Board of Directors be called by TCC's President, its Treasurer, or two or more directors.11 The Notice on its face indicated that it was called "by the order of the Chairman" and was signed by Chairman Guild. At the commencement of the Special Meeting, Phalon objected to the Notice as improper and described its defects. The Defendants proceeded with the meeting despite the obvious procedural defect which Phalon had called to their attention. The Notice was consequently improper, insufficient for the purpose of calling a Special Meeting of the Board of Directors, and renders the Special Meeting a nullity.

     C.   There was no Valid Quorum for the Special Meeting.

     30. TCC's Board of Directors presently consists of eight members. The company By-Laws require a majority of the Board, in this case five directors, to constitute a quorum.12 Consequently, the only way in which a quorum could be obtained for the Special Meeting, was by utilization of at least one of the four directors, who the Notice indicated would abstain from any vote (Directors Guild, Lerner, Lessard and McCalmont). It was those same directors whose votes were deemed by the Court to be improper at the April 30th Meeting.13 Without their participation, at least for quorum purposes, the Board was powerless to enact any resolutions at the Special Meeting. Phalon called these defects to the attention of Board at the Special Meeting, and objected to the meeting on those grounds.

Nevertheless, the Defendants elected to proceed with the Special Meeting, even in the absence of a legal quorum, and therefore any actions taken by the Board at that meeting are a nullity.

     D. The Illegal Vote at the Special Meeting Cannot Stand, Because It Will Have The Effect Of Delaying The July 17, 1998 Annual Meeting Of Stockholders.

     31. The actions taken by at the Special Meeting, if allowed to stand, would require revision of TCC's proxy materials, and SEC approval for those revisions. This process would require additional time, and would no doubt serve as the basis for request by TCC to postpone the Annual Meeting, currently scheduled for July 17, 1998. It is clear that the Defendants' conduct at the Special Meeting was a manipulative device, designed not only to adopt a staggered board in contravention of the Injunction, but also to impermissibly and unconscionably delay to July 17, 1998 Annual Meeting.

                                  V. CONCLUSION

     32. The actions taken by the Defendants at the Special Meeting, directly contravene both the letter and the spirit of Judge Quinlan's Order, the Injunction, and Judge Peretta's Order. The Court has spoken not once, but twice on this issue, yet the Defendants persist in their attempts to obstruct the Plaintiffs' proxy efforts. The record before this Court clearly indicates that the Defendants conduct constitutes civil contempt, which requires an immediate and unambiguous response from this Court.

                REQUEST FOR EXPEDITED ACTION BEFORE JUDGE QUINLAN

     The time sensitive nature of the issues raised by the Defendants' contempt of the Injunction requires emergency action by the Court. The Plaintiffs request that Judge Quinlan issue a summons and schedule a hearing on the Plaintiffs' Complaint for Civil Contempt for said hearing to occur on Wednesday, July 1, 1998.

         WHEREFORE, the Plaintiffs, respectfully request that the Court:

     (a) Issue a Summons to the Defendants in accordance with Mass. R. Civ. Proc. 65.3(d), and schedule a hearing on the merits of this matter for Thursday, July 2, 1998 at 2:30 p.m.;

     (b) Incarcerate the Defendants McCalmont, Lerner, Lessard, Guild, Briskin, Lake, and Peoples until the July 17, 1998 Annual Meeting has occurred, or in the alternative order them to pay to the clerk of courts, no later than July 7, 1998, the sum of Ten Thousand dollars ($10,000.00) each, to be retained by the clerk until such time as the Court resolves this matter on the merits, and further providing that in the event any individual defendant violates the terms of the Injunction, or any other order or injunction issued by the Court, all monies paid by said defendant shall be immediately and irrevocably payable to the Plaintiffs;

     (c) Enter an Order enjoining the Defendants from taking any further action whatsoever: (i) to effect, interfere with, obstruct, or otherwise impact the mailing of the Plaintiffs' proxy materials; to effect, interfere with, obstruct, modify, reschedule, or otherwise impact the July 17, 1998 date for TCC's Annual Meeting of Stockholders; and (iii) other than actions reasonably necessary to conduct the day to day business affairs of the Company;

     (d) Order the Defendants to pay all attorney's fees incurred by the Plaintiffs in connection with their Complaint for Civil Contempt;

     (e) Order the Defendants to perform such other acts as the Court may deem appropriate. In further support of this Complaint for Civil Contempt, the Plaintiffs submit and incorporate herein by reference the Affidavit of Philip A. Phalon which is appended hereto as Exhibit "F" and the Affidavit of Mark S. Resnick filed contemporaneously herewith.


                                       Respectfully submitted,

                                       PHILIP A. PHALON, and
                                       M. MAHMUD AWAN
                                       By their attorneys,



                                       /*/Paul Bork
                                       ________________________________________
                                       Robert Sylvia (BBO# 491060)
                                       Paul Bork (BBO# 541815)
                                       Mark S. Resnick (BBO# 559885)
                                       HINCKLEY, ALLEN & SNYDER
                                       28 State Street
                                       Boston, MA 02109
                                       (617) 345-9000

Dated:  June 29, 1998

__________________________________
1 A true and accurate copy of the Injunction is attached hereto as Exhibit "A".

2 The Defendants McCalmont, Lerner, Lessard and Guild, abstained from voting at the Special Meeting. McCalmont, Lerner, and Lessard did not attend the Special Meeting.

3 At the April 30th Meeting, the McCalmont Group, a group of directors controlled by the Defendant, Arnold McCalmont, filled three vacancies on TCC's Board with the Defendants, Briskin, Lake and Peoples. These positions were filled, contrary to TCC's prior practice, without submitting information regarding Briskin, Lake or Peoples to the individual members of the Board of Directors, or providing the Board of Directors with an opportunity to interview these director candidates. The April 30th Meeting lasted 15 minutes, and Phalon was at no time consulted relative to the appointment Peoples, Lake and Briskin. Phalon has since testified at his deposition that based in part on the manner in which Briskin, Lake and Peoples were selected and appointed to their positions, that they are also beholden to, and controlled by, Arnold McCalmont.

4 A true and accurate copy of Judge Quinlan's Memorandum of Decision and Order is attached hereto as Exhibit "B".

5 The injunction also required TCC to mail a copy of the Plaintiffs' Proxy Statement to each and every stockholder of the corporation on or before June 17, 1998, to maintain a full and complete list of all Shareholders to whom the Proxy Statement has been sent and to file an Affidavit of Compliance with that Order on or before July 3, 1998.

6 It should be noted that on June 12, 1998, Defendant Arnold McCalmont moved for reconsideration of the allowance of Plaintiffs' Emergency Motion for Permission to Disclose the Memorandum of Decision to the SEC. Later that day, Judge Neel, sitting as Emergency Justice, issued a ruling on McCalmont's Motion, in which he found that "[T]he appropriate response to a proposed disclosure of information to investors is counter-disclosure, not preemption." A copy of Judge Neel's ruling is attached hereto as Exhibit "C"

7 A copy of Judge Perretta's ruling is attached hereto as Exhibit "D".

8 A true and accurate copy of this Notice of Special Meeting is attached hereto as Exhibit "E".

9 Phalon was the only director in attendance who was elected by the TCC's stockholders. Guild, Briskin, Lake, and Peoples had all been appointed with the blessings of the McCalmont Group. The McCalmont Group's pretense of relying on its newly appointed deputies to do indirectly that which the Court had directly enjoined, is evidence of a monumental arrogance which must be tolerated. To do otherwise would undermine the authority of this Court.

10 See Affidavit of Philip Phalon annexed as Exhibit "F".

11 A true and accurate copy of relevant portions of TCC's By-Laws are attached hereto as Exhibit "G".

12 A true and accurate copy of the relevant portions of TCC's By-Laws are attached hereto as Exhibit "H".

13 TCC's Articles of Organization and By-Laws are silent as to whether an interested director may count for quorum purposes. That silence notwithstanding, the Supreme Judicial Court in Gram v. McCrail, 370 Mass. 133, 138 (1976) stated "[W]e do not think [an interested director] can be counted in order to make up quorum." See also, RICHARD W. SOUTHGATE & DONALD W. GLAZER, MASSACHUSETTS CORPORATION LAW & PRACTICE, SECTION 8.2[D] (1992). In this case, Guild was clearly an interested Director. He is a Defendant in this action. He was selected by Arnold McCalmont to serve on TCC's Board, and he was also found by this Court to have been one of the Defendants who perpetrated the McCalmont Group's attempt on April 30, 1998, to use Chapter 156B ss.50A as a manipulative device to disadvantage the Plaintiffs. It was his attendance which brought the number of directors present to five.